EXHIBIT 99.4


News Release                                  For more information, contact:
                                                           Ms. Gwynne M. Murphy
                                                                +352 46 37 56-1
                                           U.S. callers dial 011 352 46 37 56-1


                     SC-U.S. REALTY OBTAINS SHAREHOLDER
            APPROVAL OF AMENDMENTS TO ARTICLES OF INCORPORATION

(30 June 1999) - SC-U.S. Realty (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN-Code: LU0060100673) today announced that its shareholders have approved amendments to the company's Articles of Incorporation, including certain matters relating to the listing of the company's American Depositary Receipts on the New York Stock Exchange (which occurred on 24 June 1999).

The vote was confirmed at an Extraordinary General Meeting immediately following the Annual General Meeting of Shareholders held on 30 June 1999. Of the total shares voted, 98.3% were voted in favour of the amendments.

SC-U.S. Realty is a research-driven, growth-orientated real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. SC- U.S. Realty's strategic investments as of 31 March 1999 included ownership positions and commitments to six U.S. real estate operating companies with a combined market capitalisation of approximately $8.3 billion.


News releases and company information are available on the company's Internet web site at http://www.sc-usrealty.com.
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All monetary figures are expressed in United States currency.

In addition to historical information, this press release contains forward-looking statements. These statements are based on current expectations, estimates and projections about the industry and markets in which Security Capital U.S. Realty operates, management's beliefs and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Actual operating results may be affected by changes in international, national or local economic conditions, competitive market conditions, and conditions in the securities markets, and therefore, may differ materially from what is expressed or forecasted in this press release.